UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **December 28, 2009**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 **Irving, Texas**	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

> **Item 5.02** **Departure of Directors or Certain Officers/Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On December 28, 2009, at the recommendation of FelCor's compensation committee, FelCor's Board of Directors approved the following actions with respect to executive compensation:

Alternative Grants of Restricted Cash

The committee approved certain changes with respect to restricted cash awards made in lieu of restricted stock grants made in 2009. In 2009, the committee determined that because the remaining shares under equity compensation plans were originally intended to be sufficient for three more years, it would grant only one-third of those shares in 2009, which it believed would be consistent with the stockholders' original expectations. At the same time, given that the program contemplated that grantees would be granted shares of restricted stock having a set value, as of the grant date, the committee determined that the difference in the value of the shares granted in 2009 to each grantee and the value of the restricted stock that would have customarily been granted under normal conditions would be made up with cash payments. These cash payments were contingent obligations and would be paid by the Company in accordance with the same vesting and forfeiture provisions applicable to the restricted stock grant program and existing change in control and severance agreements. Consequently, the cash payment obligation is contingent upon continued employment and not payable until the scheduled vesting dates beginning in 2010. The committee determined subsequently that deferral of such cash payments in lieu of granting restricted stock deprived our officers of the incremental value that they would have obtained as the price of our common stock has recovered. Accordingly, the committee adopted the following changes to the 2009 grants of restricted cash and also determined that such revised restricted cash program would also be applicable for 2010 grants in lieu of the annual grants of restricted stock:

- Deferred cash payments granted in 2009 and scheduled to vest in 2011 and 2012 will be paid currently but remain subject to restrictions; in particular, those funds, or the securities purchased with those funds (only cash equivalents and/or FelCor securities are permitted), will be subject to a "claw-back" agreement that substantively mirrors the remaining vesting schedule (*i.e.*, the claw-back would expire in 2011 and 2012 with respect to ratable portions of the cash and/or securities).
- In the absence of shares available under the Company's equity compensation plan sufficient to make normal annual restricted stock grants, additional cash payments are to be made in 2010 to grantees, with the amount of such payments being equal to the value of the restricted stock that would otherwise have been granted; provided that those funds, or the securities permitted to be purchased with those funds (only cash equivalents and/or FelCor securities), will be subject to a "claw-back" agreement that substantively mirrors the customary three-year vesting schedule (*i.e.*, the claw-back would expire in with respect to three ratable portions of the cash and/or securities March 1st of the next three calendar years).

    The committee will take into consideration market conditions, the best interests of our stockholders and other relevant circumstances in future years to determine when we will return to our customary annual restricted stock grant program.

Grant of Additional Shares of Restricted Stock

The committee authorized one-time grants of 400,000 shares of restricted stock to Richard A. Smith, FelCor's President and Chief Executive Officer, and 120,000 shares of restricted stock to each of our other named executive officers. These shares generally vest, subject to continued employment, in equal increments on January 1, 2012, 2013 and 2014 and are otherwise governed by the same terms as our annual restricted stock grants. These grants are designed to ensure that FelCor was at no competitive disadvantage in terms of retaining its executives and were determined by the committee to be appropriate under the circumstances and consistent with the committee's overall objectives for FelCor's compensation program.

The foregoing description is qualified in its entirety by reference to the full text of the form of amendment and forms of agreements attached hereto as Exhibits 10.1, 10.2 and 10.3, each of which incorporated by reference herein.

Section 9 - Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

(d)   <u>Exhibits</u>.

The following exhibits are deemed to be filed or furnished, depending on the relevant items requiring such exhibit, in accordance with the provisions of Item 601 of Regulation S-K and Instruction B.2 to this form:

Exhibit Number	Description of Exhibit
10.1	Form of Amendment to Employee Stock Grant and Supplemental Long-Term Compensation Payment
10.2	Form of Restricted Payment Contract
10.3	Form of Employee Stock Grant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: December 29, 2009	By:	/s/ Jonathan H. Yellen
	Name:	Jonathan H. Yellen
	Title:	Executive Vice President,
		General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
10.1	Form of Amendment to Employee Stock Grant and Supplemental Long-Term Compensation Payment
10.2	Form of Restricted Payment Contract
10.3	Form of Employee Stock Grant

Exhibit 10.1

**AMENDMENT
TO
EMPLOYEE STOCK GRANT AND
SUPPLEMENTAL LONG-TERM CASH PAYMENT AGREEMENT**

This Amendment (the "Amendment") to that certain Employee Stock Grant and Supplemental Long-Term Cash Payment Agreement dated as of February 19, 2009 (the "Agreement") is made as of the date indicated on the signature page hereof between FelCor Lodging Trust Incorporated, a Maryland corporation (the "Company"), and the undersigned employee of the Company (the "Grantee").

W I T N E S S E T H:

WHEREAS, customarily, the Company makes annual grants of restricted stock to its officers in connection with a comprehensive compensation program, with such the number of shares included in a grant measured by reference to a participant's base salary;

WHEREAS, in light of the recession and related steep decline in the trading price for the Company's common stock, in February 2009, the Compensation Committee and Board of Directors of the Company authorized grants of restricted stock and supplemental long-term compensation payments to the Company's officers, the structure of which was intended to provide an economic benefit to the Grantee and other officers of the Company substantially similar to the benefit that would have been provided had there been sufficient shares available for issuance under the Company's equity compensation plan;

WHEREAS, the Compensation Committee has subsequently determined that the structure of the long-term compensation payments – where such payment are made in arrears in three annual increments, rather than at the outset but subject to vesting-like "claw-back" restrictions and restricting investment of the payment (while subject to the claw-back) to cash or the Company's equity securities – effectively deprived Grantee and other participants of the potential stock-price appreciation as the economy recovered; and

WHEREAS, the Compensation Committee, having consulted with its advisors, has determined that the 2009 grant, to the extent comprised of supplemental long-term cash payments payable in 2011 and 2012 (the "Later Payments"), should be modified so that the amounts otherwise payable in those years should be paid, on a restricted basis and subject to the terms hereof, as soon as practicable.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   Payment. Subject to the terms, conditions and provisions contained in this Agreement, the Company shall pay to the Grantee, as a matter of separate inducement and agreement in connection with the Grantee's employment, but not in lieu of any salary or other compensation for the Grantee's services, the cash amount equal to (a) the Grantee's Later Payment as indicated above the Grantee's name on the signature page hereof, less (b) such amount required to be withheld by the Company sufficient to satisfy federal, state, and local withholding tax requirements on such payment (the "Restricted Payment").

2.   Period of Restriction; Deposit; Investment; Forfeiture.

        a.   *Period of Restriction.* The Restricted Payment, regardless how invested or held, shall be subject to forfeiture as set forth in Section 2c. On March 1st of each of 2011 and 2012, so long as the Grantee remains an employee in good standing of the Company or its successor on such date, the amount provided below, as of the most recent prior account statement issued by the brokerage firm or depositary holding the Restricted Payment in accordance with Section 2b, shall no longer be subject to any restrictions hereunder:

Date	*Amount to be Released*
2011	One-half of the assets in the account (measured as of the most recent prior statement date)
2012	The remaining assets in the account

To the extent the Restricted Payment is invested in FelCor Securities and/or cash, the amount to be released in accordance with the foregoing schedule shall be allocated proportionately by value among the assets in which the Restricted Payment is invested. At all times, any interest, dividends and other distributions and payments made in respect of the Restricted Payment shall be fully vested in the Grantee, shall not be subject to forfeiture hereunder, and shall be withdrawn from the Restricted Payment account promptly in accordance with Section 2.b.iii below. In addition to the foregoing, upon the occurrence of an event or circumstances that would result in accelerated vesting of restricted stock under the Company's 2005 Restricted Stock and Stock Option Plan, as amended from time to time (the "Plan"), or any grant made to the Grantee thereunder, or under a change in control and severance agreement (if any) between the Company and the Grantee, the Restricted Payment, or a proportionate amount thereof, shall no longer be subject to forfeiture.

        b.   *Deposit of Restricted Payment; Investment of Restricted Payment.*

                i.   The Restricted Payment made hereunder shall be deposited in an account with a brokerage firm designated by the Company, titled in the name of the Grantee, with copies of all statements and trade confirmations relating to such account sent to the Company's Secretary during any period in which the restrictions set forth in this Section 2 remain effective. Such account shall be restricted to the effect that cash or securities held therein may not be used as collateral for margin loans or otherwise pledged as security in any respect. The Restricted Payment (however invested), and any derivative rights with respect thereto (including voting, dividend, liquidation proceeds and similar rights), may not be sold, assigned, transferred, exchanged, pledged, hypothecated, or otherwise encumbered, and no such sale, assignment, transfer, exchange, pledge, hypothecation, or encumbrance, whether made or created by voluntary act of the Grantee or by operation of law, shall be recognized by, or be binding upon, or shall in any manner affect the rights of the Company pursuant hereto.

                ii.   Until such time as the Restricted Payment is no longer subject to the restrictions set forth herein, the Restricted Payment may only be invested in cash, cash equivalents (limited to money market funds, certificates of deposit, U.S. Treasury issues and similar securities so designated by the Company) and any equity securities issued by the Company ("FelCor Securities"), and the Grantee may not sell any of the FelCor Securities (if any) held in such account during the period in which such securities are restricted for purposes of this Contract.

iii.   The account shall only hold the Restricted Payment, as invested, and no other assets. The Grantee shall cause all amounts that are not subject to the restrictions set forth herein (including, without limitation, interest, dividends and other distributions and payments made in respect of the Restricted Payment during the period in which restrictions hereunder are applicable) to be withdrawn or otherwise transferred from the account without delay. Notwithstanding the foregoing, the Grantee may not withdraw any amounts from the Restricted Payment account until such time as the Grantee has received from the Company written confirmation of his or her right to do so, which confirmation shall include a definitive allocation of the items to be withdrawn to the extent the Restricted Payment has been invested in more than one of FelCor Securities and/or cash, with such allocation being made in good faith solely by the Company in its good faith judgment and shall be definitive and not subject to appeal.

c.   _Forfeiture and Return; Settlement_. Upon termination of the Grantee's employment with the Company, other than under circumstances that result in accelerated vesting of restricted stock under the Plan or any grant made to the Grantee thereunder or under a change in control and severance agreement (if any) between the Company and the Grantee, any Restricted Payment that remains subject to forfeiture hereunder shall be immediately forfeit and due and payable to the Company. Payment thereof shall be made not later than 30 business days following termination of the Grantee's employment with the Company, and the Company shall have the absolute right, without any further action by the Grantee, to cause such payment to be settled by delivery of the remaining balance in the account in which the Restricted Payment is deposited and held to be delivered to the Company or its designee. In furtherance of the foregoing, Grantee has delivered to the Company an irrevocable letter of instruction, in form and substance reasonably satisfactory to the Company, directing the brokerage or custodian of such account to deliver the assets contained therein to the Company, as directed thereby, with no further instruction or confirmation from Grantee. Interest, dividends and other distributions and payments received by the Grantee with respect to the Restricted Payment prior to termination of Grantee's employment shall not be, in any event, subject to forfeiture hereunder. In particular:

i.   If the status of the Grantee as an employee in good standing of the Company shall terminate for any reason other than (i) the death of the Grantee, (ii) the Disability (as defined in the Plan) of the Grantee, or (iii) the retirement of the Grantee at or after the age of 60, then, in that event, any Restricted Payment then subject to forfeiture hereunder shall, upon such termination, be forfeited by the Grantee to the Company, without the payment of any consideration by the Company, and neither the Grantee nor any of his or her successors, heirs, assigns, or legal representatives shall thereafter have any further rights or interest in the Restricted Payment so forfeited, and the Company shall, at any time thereafter, be entitled to effect the transfer of the Restricted Payment so forfeited into the name of the Company;

ii.   If the status of the Grantee as an employee in good standing of the Company shall terminate by reason of the death of the Grantee, the Disability of the Grantee or the retirement of the Grantee at or after the age of 60, the Restricted Payment shall no longer be subject to forfeiture hereunder, and all restrictions set forth in this Contract with respect to the Restricted Payment shall be deemed to have expired, in either case as of the date of such event; and

iii.   If the Company (i) is not to be the surviving entity in any merger or consolidation (or survives only as a subsidiary of another entity), (ii) sells all or substantially all of its assets to any other person or entity (other than a subsidiary of the Company) or (iii) is to be dissolved and liquidated, the Restricted Payment shall no longer be subject to forfeiture hereunder, and all restrictions set forth in this Contract with respect to the Restricted Payment shall be deemed to have expired, in either case as of the date of such event shall be deemed to have expired as of the date of next preceding such event.

3.   Disputes. If a dispute should arise between the Company and the Grantee relating to the rights, duties or obligations of the Grantee hereunder with respect to any portion of the Restricted Payment granted hereby, such dispute shall be resolved by the determination of the Compensation Committee, acting in good faith, which determination shall be final and binding upon the Company and the Grantee, and pending such a determination and the resolution of all such disputes to the reasonable satisfaction of the Committee, (i) any portion of the Restricted Payment then held on account for the Grantee shall remain in such account and subject to all of the restrictions set forth in this Contract, regardless of any intervening expiration of those restrictions, and (ii) any and all interest, dividends or other distributions or payments payable with regard to the Restricted Payment so held in such account shall be received and held in such account until all such disputes have been resolved to the reasonable satisfaction of the Compensation Committee, at which time the accumulated interest, dividends and other distributions and payments then held in such account shall be delivered (without interest thereon) to the person entitled to receive the Restricted Payment with respect to which they were originally paid.

4.   Section 83(b) Election. Grantee shall timely file a properly completed election under Section 83(b) of the Internal Revenue Code (and Treasury Regulation 1.83-2) with respect to the payment granted hereunder and shall promptly after the filing of such election provide a copy of the election to the Company.

5.   Notices. All notices, surrenders and other communications required or allowed to be made or given in connection with the Restricted Payment granted hereunder shall be in writing, shall be effective when received and shall be hand delivered or sent by registered or certified mail (i) if to the Company, to FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: General Counsel; or (ii) if to the Grantee, to the Grantee at the address set forth beneath his signature hereto, or to such other address as to which he may have notified the Company pursuant to this Section.

6.   Binding Effect; Amendment. This Amendment shall bind and, except as specifically provided in this Amendment, shall inure to the benefit of, the respective successors, heirs, legal representatives and assigns of the parties hereto. This Amendment modifies the terms set forth in the Agreement, and the terms of this Amendment supercede in all respects any conflicting terms contained in the Agreement.

7.   Governing Law. This Contract and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Maryland.

IN WITNESS WHEREOF, the Company has caused this Contract to be executed by its duly authorized officer and the Grantee has hereunto set his hand, as of January ___, 2010.

THE COMPANY:

FELCOR LODGING TRUST INCORPORATED

By: _____
Name:
Title:

LATER PAYMENT: $ _____

THE GRANTEE:

_____
Name:
Address:

Exhibit 10.2

RESTRICTED PAYMENT CONTRACT

This Contract is made and entered into effective as of _____, 20___ between FelCor Lodging Trust Incorporated, a Maryland corporation (the "Company"), and the individual grantee identified on the signature page hereof (the "Grantee").

W I T N E S S E T H:

WHEREAS, the Compensation Committee and Board of Directors of the Company have adopted the FelCor Lodging Trust Incorporated 2005 Restricted Stock and Stock Option Plan (the "Plan"); and

WHEREAS, the stockholders of the Company have approved the Plan; and

WHEREAS, the Compensation Committee and Board of Directors of the Company have previously adopted a long-term equity incentive compensation program pursuant to which the Grantee would have been entitled to a grant of shares of restricted stock pursuant to the Plan; and

WHEREAS, the Board of Directors has determined that: (i) under current economic circumstances, issuing shares of common stock pursuant to the Plan would result in unreasonable dilution of the Company's stockholders; (ii) the basic value proposition – including the value of shares to be granted and vesting of such shares – that underlies the Company's annual equity compensation program should remain unchanged; and (iii) in lieu of granting shares of restricted stock, the Company make payments of cash to the participants in the Company's equity compensation program, subject to similar restrictions as would have been applicable if shares of restricted stock had been granted under the Plan and with the pre-tax amount of such payments equal to the grant date value of restricted stock that would have been granted under ordinary circumstances.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   Payment. Subject to the terms, conditions and provisions contained in this Agreement, the Company shall pay to the Grantee, as a matter of separate inducement and agreement in connection with the Grantee's employment, but not in lieu of any salary or other compensation for the Grantee's services, the cash amount equal to (a) the amount indicated above the Grantee's name on the signature page hereof, less (b) such amount required to be withheld by the Company sufficient to satisfy federal, state, and local withholding tax requirements on such payment (the "Restricted Payment").

2.   Period of Restriction; Deposit; Investment; Forfeiture.

a.   *Period of Restriction*. The Restricted Payment, regardless how invested or held, shall be subject to forfeiture as set forth in Section 2c. On March 1st of each of the first three years following the year in which the Restricted Payment is made, so long as the Grantee remains an employee in good standing of the Company or its successor on such date, the amount provided below, as of the most recent prior account statement issued by the brokerage firm or depositary holding the Restricted Payment in accordance with Section 2b, shall no longer be subject to any restrictions hereunder:

Date	Amount to be Released
First Year	One-third of the assets in the account (measured as of the most recent prior statement date)
Second Year	One-half of the assets in the account (measured as of the most recent prior statement date)
Final Year	The remaining assets in the account

To the extent the Restricted Payment is invested in FelCor Securities and/or cash, the amount to be released in accordance with the foregoing schedule shall be allocated proportionately by value among the assets in which the Restricted Payment is invested. At all times, any interest, dividends and other distributions and payments made in respect of the Restricted Payment shall be fully vested in the Grantee, shall not be subject to forfeiture hereunder, and shall be withdrawn from the Restricted Payment account promptly in accordance with Section 2.b.iii below. In addition to the foregoing, upon the occurrence of an event or circumstances that would result in accelerated vesting of restricted stock under the Plan or any grant made to the Grantee thereunder, or under a change in control and severance agreement (if any) between the Company and the Grantee, the Restricted Payment, or a proportionate amount thereof, shall no longer be subject to forfeiture.

b. _Deposit of Restricted Payment; Investment of Restricted Payment._

i. The Restricted Payment made hereunder shall be deposited in an account with a brokerage firm designated by the Company, titled in the name of the Grantee, with copies of all statements and trade confirmations relating to such account sent to the Company's Secretary during any period in which the restrictions set forth in this Section 2 remain effective. Such account shall be restricted to the effect that cash or securities held therein may not be used as collateral for margin loans or otherwise pledged as security in any respect. The Restricted Payment (however invested), and any derivative rights with respect thereto (including voting, dividend, liquidation proceeds and similar rights), may not be sold, assigned, transferred, exchanged, pledged, hypothecated, or otherwise encumbered, and no such sale, assignment, transfer, exchange, pledge, hypothecation, or encumbrance, whether made or created by voluntary act of the Grantee or by operation of law, shall be recognized by, or be binding upon, or shall in any manner affect the rights of the Company pursuant hereto.

ii. Until such time as the Restricted Payment is no longer subject to the restrictions set forth herein, the Restricted Payment may only be invested in cash, cash equivalents (limited to money market funds, certificates of deposit, U.S. Treasury issues and similar securities so designated by the Company) and any equity securities issued by the Company ("FelCor Securities"), and the Grantee may not sell any of the FelCor Securities (if any) held in such account during the period in which such securities are restricted for purposes of this Contract.

iii.   The account shall only hold the Restricted Payment, as invested, and no other assets. The Grantee shall cause all amounts that are not subject to the restrictions set forth herein (including, without limitation, interest, dividends and other distributions and payments made in respect of the Restricted Payment during the period in which restrictions hereunder are applicable) to be withdrawn or otherwise transferred from the account without delay. Notwithstanding the foregoing, the Grantee may not withdraw any amounts from the Restricted Payment account until such time as the Grantee has received from the Company written confirmation of his or her right to do so, which confirmation shall include a definitive allocation of the items to be withdrawn to the extent the Restricted Payment has been invested in more than one of FelCor Securities and/or cash, with such allocation being made in good faith solely by the Company in its good faith judgment and shall be definitive and not subject to appeal.

c.   *Forfeiture and Return; Settlement*. Upon termination of the Grantee's employment with the Company, other than under circumstances that result in accelerated vesting of restricted stock under the Plan or any grant made to the Grantee thereunder or under a change in control and severance agreement (if any) between the Company and the Grantee, any Restricted Payment that remains subject to forfeiture hereunder shall be immediately forfeit and due and payable to the Company. Payment thereof shall be made not later than 30 business days following termination of the Grantee's employment with the Company, and the Company shall have the absolute right, without any further action by the Grantee, to cause such payment to be settled by delivery of the remaining balance in the account in which the Restricted Payment is deposited and held to be delivered to the Company or its designee. In furtherance of the foregoing, Grantee has delivered to the Company an irrevocable letter of instruction, in form and substance reasonably satisfactory to the Company, directing the brokerage or custodian of such account to deliver the assets contained therein to the Company, as directed thereby, with no further instruction or confirmation from Grantee. Interest, dividends and other distributions and payments received by the Grantee with respect to the Restricted Payment prior to termination of Grantee's employment shall not be, in any event, subject to forfeiture hereunder. In particular:

i.   If the status of the Grantee as an employee in good standing of the Company shall terminate for any reason other than (i) the death of the Grantee, (ii) the Disability (as defined in the Plan) of the Grantee, or (iii) the retirement of the Grantee at or after the age of 60, then, in that event, any Restricted Payment then subject to forfeiture hereunder shall, upon such termination, be forfeited by the Grantee to the Company, without the payment of any consideration by the Company, and neither the Grantee nor any of his or her successors, heirs, assigns, or legal representatives shall thereafter have any further rights or interest in the Restricted Payment so forfeited, and the Company shall, at any time thereafter, be entitled to effect the transfer of the Restricted Payment so forfeited into the name of the Company;

ii.   If the status of the Grantee as an employee in good standing of the Company shall terminate by reason of the death of the Grantee, the Disability of the Grantee or the retirement of the Grantee at or after the age of 60, the Restricted Payment shall no longer be subject to forfeiture hereunder, and all restrictions set forth in this Contract with respect to the Restricted Payment shall be deemed to have expired, in either case as of the date of such event; and

iii.   If the Company (i) is not to be the surviving entity in any merger or consolidation (or survives only as a subsidiary of another entity), (ii) sells all or substantially all of its assets to any other person or entity (other than a subsidiary of the Company) or (iii) is to be dissolved and liquidated, the Restricted Payment shall no longer be subject to forfeiture hereunder, and all restrictions set forth in this Contract with respect to the Restricted Payment shall be deemed to have expired, in either case as of the date of such event shall be deemed to have expired as of the date of next preceding such event.

3.   <u>Disputes</u>. If a dispute should arise between the Company and the Grantee relating to the rights, duties or obligations of the Grantee hereunder with respect to any portion of the Restricted Payment granted hereby, such dispute shall be resolved by the determination of the Compensation Committee, acting in good faith, which determination shall be final and binding upon the Company and the Grantee, and pending such a determination and the resolution of all such disputes to the reasonable satisfaction of the Committee, (i) any portion of the Restricted Payment then held on account for the Grantee shall remain in such account and subject to all of the restrictions set forth in this Contract, regardless of any intervening expiration of those restrictions, and (ii) any and all interest, dividends or other distributions or payments payable with regard to the Restricted Payment so held in such account shall be received and held in such account until all such disputes have been resolved to the reasonable satisfaction of the Compensation Committee, at which time the accumulated interest, dividends and other distributions and payments then held in such account shall be delivered (without interest thereon) to the person entitled to receive the Restricted Payment with respect to which they were originally paid.

4.   <u>Section 83(b) Election</u>. Grantee shall timely file a properly completed election under Section 83(b) of the Internal Revenue Code (and Treasury Regulation 1.83-2) with respect to the payment granted hereunder and shall promptly after the filing of such election provide a copy of the election to the Company.

5.   <u>Notices</u>. All notices, surrenders and other communications required or allowed to be made or given in connection with the Restricted Payment granted hereunder shall be in writing, shall be effective when received and shall be hand delivered or sent by registered or certified mail (i) if to the Company, to FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: General Counsel; or (ii) if to the Grantee, to the Grantee at the address set forth beneath his signature hereto, or to such other address as to which he may have notified the Company pursuant to this Section.

6.   <u>Binding Effect</u>. This Contract shall bind and, except as specifically provided in this Contract, shall inure to the benefit of, the respective successors, heirs, legal representatives and assigns of the parties hereto.

7.   <u>Governing Law</u>. This Contract and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Maryland.

IN WITNESS WHEREOF, the Company has caused this Contract to be executed by its duly authorized officer and the Grantee has hereunto set his hand, as of the date first written above.

THE COMPANY:

FELCOR LODGING TRUST INCORPORATED

By: _____
Name:
Title:

GRANT AMOUNT: $ _____

THE GRANTEE:

_____
Name:
Address:

Exhibit 10.3



EMPLOYEE STOCK GRANT
(under the FelCor Lodging Trust Incorporated
2005 Restricted Stock and Stock Option Plan)

<u>AGREEMENT</u>

This Agreement (this "Agreement") is made and entered into effective as of December __, 2009 between FelCor Lodging Trust Incorporated, a Maryland corporation (the "Company"), and the undersigned employee of the Company (the "Grantee").

W <u>I</u> T <u>N</u> E <u>S</u> S <u>E</u> T <u>H</u>:

WHEREAS, the Compensation Committee and Board of Directors of the Company have adopted the FelCor Lodging Trust Incorporated 2005 Restricted Stock and Stock Option Plan (the "Plan"); and

WHEREAS, the stockholders of the Company have approved the Plan; and

WHEREAS, pursuant to the Plan, the Compensation Committee of the Board of Directors of the Company (the "Committee") has authorized the Company to grant to the Grantee shares of common stock of the Company ("Common Stock") on the terms and conditions herein set forth

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   <u>Incorporation of the Plan</u>. A copy of the Plan, as amended, is attached hereto and hereby incorporated herein by reference, and with respect to the grant of Restricted Stock set forth and defined in Section 2(a) below, all of the terms, conditions and provisions contained therein shall be deemed to be terms, conditions and provisions of this Agreement. All terms used herein that are defined in the Plan shall have the meanings set forth in the Plan.

2.   Grant of Restricted Stock and Cash Payment.

(a)   The Grant. Pursuant to the authorization of the Committee, and subject to the terms, conditions and provisions contained in the Plan and this Agreement, the Company hereby grants to the Grantee, as a matter of separate inducement and agreement in connection with the Grantee's employment, but not in lieu of any salary or other compensation for the Grantee's services, the aggregate number of shares of Common Stock of the Company set forth on the signature page hereof (the "Restricted Stock"). The Restricted Stock, until vested as herein provided, shall be subject to certain restrictions and to forfeiture upon the occurrence of certain events, all as set forth in Section 2(c) hereof. The Restricted Stock granted hereby shall become vested in the Grantee in equal installments on January 1 of each of 2012, 2013, and 2014, subject only to the Grantee remaining as an employee of the Company in good standing on that date.

(b)   Restricted Stock. The Restricted Stock granted pursuant hereto shall be issued and registered in the name of the Grantee and the Grantee shall be entitled to vote the same (in person or by proxy) and to receive all dividends and other distributions thereon unless and until such Restricted Stock is forfeited as hereinafter provided. During the period prior to vesting (the "Restricted Period"), the shares will be uncertificated and reflected as "restricted" by the Company's transfer agent. At such time as shares of Restricted Stock become vested in the Grantee and all obligations of the Grantee hereunder and under the Plan with respect thereto shall have been fulfilled, the restrictions set forth in Section 2(c) hereof and all forfeiture provisions set forth herein or in the Plan shall cease to be applicable to such Restricted Stock, and the shares shall be delivered by the Company to the Grantee (net of shares simultaneously returned to the Company in satisfaction of applicable payroll withholding).

(c)   Restrictions. During the Restricted Period:

1.   The Grantee shall not become vested as to any portion of such Restricted Stock if the vesting thereof would violate Federal or state securities laws;

2.   The Restricted Stock and the right to vote the same and to receive dividends thereon, except as otherwise provided in the Plan, shall not be sold, assigned, transferred, exchanged, pledged, hypothecated, or otherwise encumbered, and no such sale, assignment, transfer, exchange, pledge, hypothecation, or encumbrance, whether made or created by voluntary act of the Grantee or by operation of law, and none of the foregoing actions in contravention of this Section 2(c)(2) shall be recognized by, or be binding upon, or shall in any manner affect the rights of the Company hereunder or pursuant to the Plan;

3.   If the status of the Grantee as an Employee under the Plan shall terminate for any reason other than (i) the death of the Grantee, (ii) the Disability (as defined in the Plan) of the Grantee, or (iii) the retirement of the Grantee at or after the age of 60, then, in that event, (x) any outstanding Restricted Stock shall, upon such termination, be automatically and irrevocably forfeited by the Grantee to the Company (or cancelled, with respect to any outstanding unvested Cash Payment), without the payment of any consideration by the Company, (y) neither the Grantee nor any of his or her successors, heirs, assigns, or legal representatives shall thereafter have any further rights or interest in the Restricted Stock so forfeited (or cancelled), and (z) the Company shall, at any time thereafter, be entitled to effect the transfer of any Restricted Stock so forfeited into the name of the Company;

4.   If the status of the Grantee as an Employee under the Plan shall terminate by reason of the death of the Grantee, the Disability of the Grantee or the retirement of the Grantee at or after the age of 60, the Restricted Stock shall automatically vest in full in all respects (and all restrictions set forth in this Section 2(c) with respect to all of the Restricted Stock granted hereby shall be deemed to have expired) as of the date of such event;

5.   If the Company (i) is not to be the surviving entity in any merger or consolidation (or survives only as a subsidiary of another entity), (ii) sells all or substantially all of its assets to any other person or entity (other than a subsidiary of the Company) or (iii) is to be dissolved and liquidated, the Restricted Stock shall automatically vest in full in all respects (and all restrictions set forth in this Section 2(c) with respect to all of the Restricted Stock granted hereby shall be deemed to have expired) as of the date immediately preceding such event; and

6.   Any shares of Restricted Stock eligible to become vested that do not become so vested in accordance with this Section 2 shall be forfeited and returned to the status of authorized but unissued shares under the Plan.

3.   Disputes. If a dispute should arise between the Company and the Grantee relating to the rights, duties or obligations of the Grantee hereunder or under the Plan with respect to any Restricted Stock granted hereby, such dispute shall be resolved by the determination of the Committee, acting in good faith, which determination shall be final and binding upon the Company and the Grantee, and pending such a determination and the resolution of all such disputes to the reasonable satisfaction of the Committee, (i) all Restricted Stock then held by the Company as custodian for the Grantee shall remain in the possession of the Company and subject to all of the Restrictions set forth in Section 2(c), regardless of any intervening expiration of the Restricted Period, and (ii) any and all dividends payable upon any Restricted Stock so held by the Company as custodian for the Grantee shall be received and held by the Company as custodian until all such disputes have been resolved to the reasonable satisfaction of the Committee, at which time the accumulated dividends then held by the Company shall be delivered (without interest thereon) to the person entitled to receive the Restricted Stock upon which such dividends were originally paid.

4.   Restrictions on Resale of Company Common Stock. **In the event that shares of Restricted Stock granted hereunder have not been registered under the Securities Act of 1933, as amended, and applicable state securities laws, such shares of Restricted Stock may not be sold, transferred or assigned by the Grantee absent such registration, unless an opinion of counsel satisfactory to the Company shall have been received by the Company to the effect that such sale, transfer or assignment will not be in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder, or applicable state securities laws. Any certificate issued to the Grantee to evidence Restricted Stock granted pursuant hereto that is not so registered may bear a legend to the foregoing effect.**

5.   Notices. All notices, surrenders and other communications required or allowed to be made or given in connection with the Restricted Stock granted hereunder shall be in writing, shall be effective when received and shall be hand delivered or sent by registered or certified mail (i) if to the Company, to FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: General Counsel; or (ii) if to the Grantee, to the Grantee at the address set forth beneath his signature hereto, or to such other address as to which he may have notified the Company pursuant to this Section.

6. <u>Binding Effect</u>. This Agreement shall bind and, except as specifically provided in the Plan and this Agreement, shall inure to the benefit of, the respective successors, heirs, legal representatives and assigns of the parties hereto.

7. <u>Governing Law</u>. This Agreement and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Maryland.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Grantee has hereunto set his hand, as of the day and year first written above.

THE COMPANY:

FELCOR LODGING TRUST INCORPORATED

By: _____
Name:
Title:

RESTRICTED SHARES
GRANTED HEREUNDER (#): _____

GRANTEE:

_____
Name:
Address: